UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SinoFresh HealthCare, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82935D 10 9

(CUSIP Number)

Charles Fust Family Limited Partnership
Attn: Mr. Charles A. Fust
516 Paul Morris Drive
Englewood, Florida 34223
(941) 681-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935D109	Page 2 of 11

1)	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Charles Fust Family Limited Partnership

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions) 00

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 8,356,400(1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 8,356,400(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,400(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11) 42.75%(2)

14)	Type of Reporting Person (See Instructions) PN

1	Represents 5,356,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into common stock on a 1-for-2 basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,547,415 as of September 19, 2003.

CUSIP No. 82935D109	Page 3 of 11

1)	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
New Wahoo, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 8,356,400(1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 8,356,400(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,400(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11) 42.75%(2)

14)	Type of Reporting Person (See Instructions) HC

1	Represents 5,356,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into common stock on a 1-for-2 basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,547,415 as of September 19, 2003.

CUSIP No. 82935D109	Page 4 of 11

1)	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Charles A. Fust

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 8,361,400(1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 8,361,400(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,361,400(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11) 42.77%(2)

14)	Type of Reporting Person (See Instructions) HC and IN

1	Represents 5,356,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock, held by the Charles Fust Family Limited Partnership, and 5,000 shares of common stock held by the spouse of Mr. Fust. Excludes an option for 50,000 shares of common stock held by Mr. Fust’s spouse, which option is not exercisable within the next 60 days. The Series B Preferred Stock is convertible into common stock on a one-for-two basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis together with the common stock and the Series A and Series C Preferred Stock.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,547,415 as of September 19, 2003.

CUSIP No. 82935D109	Page 5 of 11

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock, no par value per share (the “Common Stock”), of SinoFresh HealthCare, Inc., a Florida corporation (the “Company”). The address of the Company’s principal executive offices is 516 Paul Morris Drive, Englewood, Florida 34223.

Item 2. Identity and Background

(a) Name: Charles Fust Family Limited Partnership (the “Fust FLP”)

(b) Principal Business and Office Address: 516 Paul Morris Drive, Englewood, Florida 34223.

(c) Principal Business: A limited partnership formed for the benefit of Charles A. Fust and his family.

(d) The Fust FLP has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Fust FLP has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Fust FLP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Indiana

(a) Name: New Wahoo, Inc. (the “GP”).

(b) Principal Business and Office Address: 516 Paul Morris Drive, Englewood, Florida 34223

(c) Principal Business: General Partner of the Fust FLP.

(d) The GP has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The GP has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the GP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Indiana

CUSIP No. 82935D109	Page 6 of 11

(a) Name: Charles A. Fust

(b) Business Address: 516 Paul Morris Drive, Englewood, FL 34223

(c) Principal Occupation: Chairman of the Board and CEO of SinoFresh HealthCare, Inc.

(d) Mr. Fust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Fust has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Fust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

     On September 8, 2003, the Company (formerly known as SinoFresh Corp. and before that, e-Book Networks, Inc.) entered into a merger agreement with SinoFresh Acquisition Corp., a Florida corporation (“Acquisition Sub”), SinoFresh HealthCare, Inc., a Delaware corporation (“SinoFresh — Delaware”), and Susan Parker, the sole director and majority shareholder of the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, the SinoFresh — Delaware merged into Acquisition Sub, which Acquisition Sub changed its name to SinoFresh Corporation and survived the merger as the operating company and wholly-owned subsidiary of the Company (the “Merger”). Articles of Merger were filed on September 19, 2003, effecting the Merger. The Charles Fust Family Limited Partnership (the “Fust FLP”) beneficially received 5,356,400 shares of Common Stock and 1,500,000 shares of Series B Preferred Stock in exchange for 5,356,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock the Fust FLP beneficially owned of SinoFresh — Delaware. [See footnote (1) to Item 5 for additional disclosure regarding a dispute over ownership of 1,000,000 shares of the 5,356,400 shares of common stock referenced above.]

Item 4. Purpose of Transaction

     The acquisition of the capital stock that is the subject of this statement was for investment purposes. A change of control of the Company was effected as a result of the Merger described in Item 3 of this statement. Upon consummation of the Merger: (1) the shareholders of the SinoFresh — Delaware became the majority shareholders of the Company, (2) Susan Parker, the sole director and majority shareholder of the Company resigned as an officer and director and returned to the Company for cancellation 19,616,667 shares of Common Stock, and (3) a majority of the directors and officers of the SinoFresh - Delaware became the directors and officers of the Company upon consummation of the Merger. Except as described in the immediately preceding

CUSIP No. 82935D109	Page 7 of 11

sentences of this Item 4, at the time of the Merger, neither the Fust FLP, the GP nor Mr. Fust had any plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the Merger described in Item 3 of this statement that effected a change of control of the Company on September 19, 2003); (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation, bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Subsequent to the Merger, on February 10, 2004, the reporting person executed SinoFresh HealthCare, Inc. Written Actions in Lieu of Meeting of the Shareholders, pertaining to the removal of David Otto and Stephen Bannon as directors and officers of the Company. It was recently determined that the written consents were technically deficient and therefore not effective and Messrs. Otto and Bannon continue on the board. At this time the reporting person intends to restart the written consent process removing Messrs. Otto and Bannon.

Item 5. Interest in Securities of the Issuer

     The beneficial ownership reported in this statement is shared by Fust FLP, the GP and Mr. Fust since Fust FLP can take action only through the GP and the GP can take action only through Mr. Fust. (1)

(a) Aggregate number and percentage of Common Stock beneficially owned by each of the Fust FLP, the GP and Mr. Fust. See Items 11 and 13 on the applicable cover page.

(b) Shared versus sole voting and dispositive power with respect to each of the Fust FLP, the GP and Mr. Fust. See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Other than as reported herein, the Fust FLP has not acquired or disposed of the Company’s securities since the Merger.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 82935D109	Page 8 of 11

(1) Crown IV Holding, Inc., a Belize corporation (“Crown IV”) has indicated to the Company and Charles Fust that it is the owner of 1,000,000 shares of common stock to which Mr. Fust claims beneficial ownership. In 2002, the Company’s predecessors had retained Sargon Capital, Inc. (a company affiliated with Andrew Badolato) to provide financial advice. At that time, Sargon Capital/Andrew Badolato advised Mr. Fust to put his assets into various off-shore entities, including some of his stock in SinoFresh — Delaware. In connection with the acquisition of the assets of SinoFresh Laboratories, Inc. by the SinoFresh — Delaware, a company formed by Sargon Capital/Andrew Badolato, Mr. Fust was to be issued 6,000,000 (post-merger) shares of common stock for joining SinoFresh — Delaware. Mr. Fust designated some of those shares for employees and, pursuant to recommendations of Sargon Capital/Andrew Badolato, 1,000,000 (post-merger) shares were to be put into an off-shore entity, Crown IV, that Mr. Fust understood to have been created for his benefit and as such, he was the beneficial owner of those shares. A share certificate for 1,000,000 (post-merger) shares was issued in the name Crown IV by SinoFresh — Delaware which Mr. Fust held and did not deliver to Crown IV since he had not been provided any paperwork or other information about Crown IV and he had not yet consulted with his legal advisors regarding same. Later, upon seeking the advice of his personal attorney, it was recommended that he not transfer any property to any off-shore entities but instead transfer property only to his family limited partnership, which he did. Thus, he did not release the share certificate to Crown IV, but instead voided the certificate that was in the name of Crown IV and requested the Company’s transfer agent to issue a certificate for the shares in the name of the Charles Fust Family Limited Partnership; however, he subsequently requested the transfer agent instead to issue the certificate in the name of the escrow agent who is holding 1,229,723 shares in escrow for the benefit of Moty Hermon pursuant to an agreement between Mr. Fust and Mr. Hermon. Mr. Fust holds a proxy to vote the escrowed shares. Since the attempted removal of Stephen Bannon and David Otto from the board, Crown IV has made demands for the 1,000,000 (post-merger) shares and a representative of Crown IV has threatened to file a suit against Charles Fust, the Company and counsel to the Company in connection with these shares.

CUSIP No. 82935D109	Page 9 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The SinoFresh — Delaware and Mr. Fust entered into an employment agreement dated December 1, 2002 (the “Employment Agreement”) (and assumed by the Company in connection with the Merger), which provides, among other things, that if the Company issues additional shares, whether in the course of further acquisition, capital raising activity or any other activity, Mr. Fust shall receive options for the purchase of shares of the Company such that Mr. Fust shall maintain no less than fifteen percent ownership of the Company. This provision terminates when there are more than 100,000,000 shares outstanding on a fully diluted basis. A copy of the Employment Agreement is attached as Exhibit 10.3 to the Company’s Form 10-QSB for the fiscal quarter ended September 30, 2003, filed on November 17, 2003.

     Mr. Fust retained Mr. Moty Hermon for financial consulting services and services in connection with the development of a European market for the Company’s products. It was agreed that Mr. Hermon would constitute one of the founders of a European venture of the Company. At any time for a period of 5 years after the founding of the European venture, Mr. Hermon has the option to put to the Company an amount equal to one-half of his interest in the European venture in exchange for 1,229,723 shares of the Company’s Common Stock, representing at the time of the agreement 5% of the fully diluted shares of the Company (the “Conversion Shares”). The Conversion Shares are subject to adjustment for stock splits, stock dividends or other recapitalization. Mr. Hermon has one demand registration right and unlimited piggyback registration rights for the Conversion Shares; and, in any event, the Conversion Shares must be freely tradable without restriction on and after October 21, 2005. In the event the European venture is not formed by October 21, 2004, or if the European venture is formed but it ceases operations or is otherwise terminated prior to the expiration of Mr. Hermon’s put option, Mr. Hermon has the right to exchange his founder’s rights in the European venture for the Conversion Shares. Mr. Hermon’s put option is guaranteed by Mr. Fust who has pledged 1,229,723 of the Common Stock beneficially owned by the Fust FLP. By letter dated April 12, 2004, Mr. Fust acknowledged that the foregoing agreements were his personal responsibility and not the obligation of the Company. Therefore, in that regard, the escrowed shares constitute the Conversion Shares and the cost of any registration of those Shares for the benefit of Mr. Hermon will be borne by Mr. Fust. A copy of the four letter agreements are attached hereto as Exhibits 4 through 7.

     Other than as described in this report, there are no other agreements, understandings or relationships between the persons referenced in Item 2 of this statement and any other person with respect to the Company’s securities.

     Summarizations of the terms of the various agreements described above are not intended to be comprehensive and are qualified in their entirety by reference to the agreements which are set forth as Exhibits to this statement.

CUSIP No. 82935D109	Page 10 of 11

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Merger Agreement dated as of September 8, 2003 (Incorporated by reference to the Company’s Form 10-QSB for the fiscal quarter ended September 30, 2003, filed on November 17, 2003, File No. 0-49764.)

Exhibit 3	Employment Agreement dated December 1, 2002 (Incorporated by reference to the Company’s Form 10-QSB for the fiscal quarter ended September 30, 2003, filed on November 17, 2003, File No. 0-49764.)
Exhibit 4	Letter Agreement dated October 21, 2003, by and among Charles Fust and Moty Hermon.

Exhibit 5	Letter Agreement dated October 22, 2003, by and among the Company and Moty Hermon.

Exhibit 6	Letter Agreement dated October 28, 2003, by and among Moty Herman and the Company.

Exhibit 7	Letter Agreement dated April 12, 2004 from Charles Fust f/b/o the Company.

CUSIP No. 82935D109	Page 11 of 11

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charles Fust Family Limited Partnership

By: New Wahoo, Inc., its General Partner

4/13/04	By: /s/ Charles A. Fust
(Date)
Charles A. Fust, President

New Wahoo, Inc.

4/13/04	By: /s/ Charles A. Fust
(Date)
Charles A. Fust, President

4/13/04	/s/ Charles A. Fust
(Date)
(Signature)

Charles A. Fust, individually

(Name and Title)